Exhibit 99.2

Press Release

Eltek Announces Filing of 2017 Annual Report

PETACH-TIKVA, Israel, April 30, 2018 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced announced today that it filed its annual report, containing audited consolidated financial statements for the year ended December 31, 2017, with the U.S. Securities and Exchange Commission.

The annual report will be available on the Company’s website at www.nisteceltek.com. Shareholders may receive a hard copy of the annual report free of charge upon request.

About Eltek
Eltek – "Innovation Across the Board", is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek has ITAR, AS-9100 and NADCAP Electronics permits and its customers include top of the line companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, and R&D, production and marketing center is located in Israel. Eltek operates also through its subsidiaries in North America and Europe, and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com.

Safe Harbor for Forward Looking Statements:

This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S Federal securities laws, that involve a number of risks and uncertainties including, but not limited, to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and in subsequent filings with the United States Securities and Exchange Commission. Except as otherwise required by law, Eltek is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Investor Contact:

Amnon Shemer
Chief Financial Officer
amnons@nisteceltek.com
+972-3-9395023